Et Oliva LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts/Refunds Given	28.42
Sales	599.38
Sales of Product Income	2,231.91
Sales of Product Income - Distribution	1,665.60
Sales of Product Income - Retail/Direct/E-commerce	1,587.02
Sales of Product Income - White Label	755.75
Sales of Product Income - Wholesale	5,836.12
Shipping Income	71.14
Uncategorized Income	1.00
Total Income	**$12,776.34**
Cost of Goods Sold	
Cost of Goods Sold	913.65
Cost of Goods Sold - Ingredients	3,989.45
Cost of Goods Sold - Packaging	5,195.45
Cost of Goods Sold - White Label	886.40
Shipping, Freight & Delivery - COS	779.42
Total Cost of Goods Sold	**$11,764.37**
GROSS PROFIT	**$1,011.97**
Expenses	
Advertising & Marketing	686.40
Bank Charges & Fees	117.12
Insurance	324.35
Job Supplies	2,474.46
Legal & Professional Services	-375.00
Office Supplies & Software	861.91
Other Business Expenses	179.00
QuickBooks Payments Fees	24.55
Rent & Lease	2,845.00
Taxes & Licenses	1,980.10
Travel	1,977.82
Utilities	1,125.46
Total Expenses	**$12,221.17**
NET OPERATING INCOME	**$ -11,209.20**
Other Expenses	
Home Office	6.34
Media	84.64
Total Other Expenses	**$90.98**
NET OTHER INCOME	**$ -90.98**
NET INCOME	**$ -11,300.18**

Et Oliva LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Initiate Business Checking℠ (2736)	13,037.29
QuickBooks Checking Account	473.99
Total Bank Accounts	**$13,511.28**
Accounts Receivable	
Accounts Receivable (A/R)	3,175.20
Total Accounts Receivable	**$3,175.20**
Other Current Assets	
Inventory Asset	250.61
Undeposited Funds	-830.11
Total Other Current Assets	**$ -579.50**
Total Current Assets	**$16,106.98**
TOTAL ASSETS	**$16,106.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Quickbooks Capital	-503.28
Total Credit Cards	**$ -503.28**
Other Current Liabilities	
District of Columbia Treasurer Payable	29.80
Out Of Scope Agency Payable	39.42
Virginia Department of Taxation Payable	4.90
Total Other Current Liabilities	**$74.12**
Total Current Liabilities	**$ -429.16**
Long-Term Liabilities	
Other Long Term Liabilities - Owlie CC	-644.36
Total Long-Term Liabilities	**$ -644.36**
Total Liabilities	**$ -1,073.52**
Equity	
Opening Balance Equity	2,900.00
Owner's Equity Owners Contribution	1,815.02
Owner's Investment	23,773.07
Owner's Pay & Personal Expenses	-7.41
Retained Earnings	
Net Income	-11,300.18
Total Equity	**$17,180.50**
TOTAL LIABILITIES AND EQUITY	**$16,106.98**

Et Oliva LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,300.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3,175.20
Inventory Asset	-250.61
Quickbooks Capital	-503.28
District of Columbia Treasurer Payable	29.80
Out Of Scope Agency Payable	39.42
Virginia Department of Taxation Payable	4.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,854.97**
Net cash provided by operating activities	**$ -15,155.15**
FINANCING ACTIVITIES	
Other Long Term Liabilities - Owlie CC	-644.36
Opening Balance Equity	2,900.00
Owner's Equity Owners Contribution	1,815.02
Owner's Investment	23,773.07
Owner's Pay & Personal Expenses	-7.41
Net cash provided by financing activities	**$27,836.32**
NET CASH INCREASE FOR PERIOD	**$12,681.17**
CASH AT END OF PERIOD	**$12,681.17**